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                            August 11, 2021

       Suresh Venkatachari
       Chief Executive Officer
       Healthcare Triangle, Inc.
       4309 Hacienda Dr., Suite 150
       Pleasanton, CA 94588

                                                        Re: Healthcare
Triangle, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 23,
2021
                                                            CIK No. 0001839285

       Dear Mr. Venkatachari:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated July 13, 2021.

       Amendment No. 2 to Draft Registration Statement on Form S-1 filed July 23, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Components of Results of Operations
       Top Five Customers Revenue for quarter ended March 31, 2021, page 51

   1. We note your response to prior comment 3 and that Customer 1 generated the most revenues in each
period. Please discuss the significance of Customer 1, including trends in the amount and
percentage of revenues generated by this customer. In addition, disclose in what segment(s) the
customer generates revenues.
 Suresh Venkatachari
FirstName
Healthcare LastNameSuresh Venkatachari
           Triangle, Inc.
Comapany
August 11, NameHealthcare
           2021           Triangle, Inc.
August
Page 2 11, 2021 Page 2
FirstName LastName
Revenue and operating profit by Operating Segment, page 53

2. We note your revisions and response to prior comment 4. As we requested in our prior comment, please revise the segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. In regard to revenues, please identify, quantify and analyze the material factors that led to the decrease in revenues in Software Services and an increase in Managed Services and support (e.g. number of customer contracts lost or gained, respectively). In regard to operating profit, please discuss similarly your Cost of Revenues for each reportable operating segment.
Consolidated Financial Statements
Note 10. Convertible Note, page F-19

3. We note your revisions and response to prior comment 12. However, the revised footnote does not appear to explain the allocation of proceeds between promissory notes and warrants. Therefore, please explain how you allocated the proceeds from the issuance of the promissory notes and warrants in accordance with ASC 470-20-25-2.
Note 2. Summary of Significant Accounting Policies
Segment Information, page F-34

4. We note your revisions and response to prior comment 15. Please revise to ensure all amounts listed in ASC 280-10-50-22 are disclosed, as applicable. For example, disclose the amount of total assets for each reportable segment, or explain why such information is not disclosed in accordance with ASC 280-10-50-26. Finally, reconcile your segment measure of profit or loss to consolidated income before income taxes. Please note that the reconciliation also applies to your disclosures on page 53. Refer to ASC 280-10- 50-30(b).
Revenue Recognition, page F-35

5. We note your revisions and response to prior comment 17. In regard to Software Services disclosures, please clarify whether your contracts with your customers often contain multiple performance obligations which you account for separately if they are distinct.
 Suresh Venkatachari
FirstName
Healthcare LastNameSuresh Venkatachari
           Triangle, Inc.
Comapany
August 11, NameHealthcare
           2021           Triangle, Inc.
August
Page 3 11, 2021 Page 3
FirstName LastName
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Ross Carmel